[BLANK ROME LLP LETTERHEAD]

Phone:	(212) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

September 22, 2010

Vincent J. Di Stefano, Esquire
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	RiverPark Funds Trust (the “Company”)
SEC File Numbers: 333-167778 and 811-22431

Dear Mr. Di Stefano:

Transmitted herewith please find the Company’s second pre-effective amendment (the “Amendment”) to its registration statement on Form N-1A filed under the Securities Act of 1933 (the “Registration Statement”) applicable to each of its initial series:  the River Park Large Growth Fund, River Park/Wedgewood Fund, River Park Small Cap Growth Fund, River Park Short Term High Yield Fund and River Park/Gravity Long-Biased Fund (each a “Fund,” collectively, the “Funds”).

The purpose of the Amendment is to complete information that was incomplete in previous filings, including to provide the financial statements, as well as to file the remaining outstanding exhibits:  consent of the Funds’ independent public accountant and opinion of counsel.

I understand from our telephone conversation that, prior to filing this Amendment, you had no further comments regarding the Registration Statement on behalf of the staff of the Securities and Exchange Commission.  The Company intends to request that the Registration Statement be declared effective on September 30, 2010.  I will contact you by telephone later this week to discuss those intentions and then proceed with filing an acceleration request.

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Vincent J. Di Stefano, Esquire
September 22, 2010

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes
Mary K. Stokes

www.BlankRome.com

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